itaú

Interative Meeting

results
4Q23

We will present our 4Q23 results in an interactive meeting, with a Q&A session at the end.

register now

Feb 6th

at 8 a.m. (EST) | at 10 a.m. (Brasília time)

english and portuguese

Check out the speakers



Milton Maluhy
CEO



Alexsandro Broedel
CFO



Renato Lulia
IRO

4Q23 Results

Results will be published in the investor relations website on February 5th, after trading hours in Brazil and the United States.

Follow Itaú Unibanco's latest news on our **Investor Relations website**.